Exhibit 99.15

Execution Version

Limited Guarantee

This Limited Guarantee, dated as of ~~February 27~~March 2, 2020 (this “Limited Guarantee”), by Ares Special Situations Fund IV, L.P., a Delaware limited partnership (the “Guarantor”), is entered into in favor of Cincinnati Bell Inc., an Ohio corporation (in its capacity as the guaranteed party under this Limited Guarantee, the “Guaranteed Party”). Pursuant to the Agreement and Plan of Merger, dated as of ~~February 27~~March 2, 2020 (as amended, restated, supplemented or otherwise modified from time to time in accordance with its terms, the “Merger Agreement”), by and among the Guaranteed Party (in its capacity as Company under the Merger Agreement, the “Company”), ~~RF~~Red Fiber Parent LLC, a Delaware limited liability company (“Parent”), and RF Merger Sub Inc., an Ohio corporation (“Merger Sub”), the Merger Sub shall be merged with and into the Company. The Merger Agreement provides that the Company shall continue as the surviving corporation and as a wholly owned subsidiary of Parent. Capitalized terms used in this Limited Guarantee but not otherwise defined shall have the meanings ascribed to them in the Merger Agreement.

1.             Limited Guarantee. Subject at all times to the terms and conditions set forth in this Limited Guarantee, the Guarantor absolutely and irrevocably guarantees to the Guaranteed Party the due and punctual performance and discharge of any payment obligations of Parent of ~~10.79~~10.40% (such percentage, the Guarantor’s “Contribution Percentage”) of the aggregate amount of: (a) the Parent Termination Fee if and when due and payable pursuant to Section 6.06(c) of the Merger Agreement; (b) the payment obligations of Parent if and when due and payable pursuant to the last two sentences of Section 6.15(c) of the Merger Agreement; and (c) the payment obligations of Parent if and when due and payable pursuant to Section 6.06(d) of the Merger Agreement (clauses (a) through (c), collectively, the “Guaranteed Obligations”). Notwithstanding anything to the contrary contained in this Limited Guarantee, in no event shall the maximum aggregate liability of the Guarantor in respect of the Guaranteed Obligations exceed $~~5,459,740~~5,262,076. The Guaranteed Party acknowledges and agrees that the Guarantor (or any of its successors or assignees) shall in no event be required to pay more than $~~5,459,740~~5,262,076 (such limitation on the aggregate liability of the Guarantor for its Guaranteed Obligations being referred to in this Limited Guarantee as the “Cap”). This Limited Guarantee may not be enforced without giving effect to the Cap. The Guarantor shall not be required to pay any amount under this Limited Guarantee if it has funded in full its commitment under its Equity Funding Letter being delivered on the date of this Limited Guarantee (as such amount may be reduced or amended pursuant to such Equity Funding Letter) and the Closing has occurred.

Notwithstanding anything to the contrary contained in this Limited Guarantee, the Guaranteed Party agrees that: (i) to the extent Parent or Merger Sub is relieved of all or any portion of the Guaranteed Obligations by satisfaction of such Guaranteed Obligations on the terms and subject to the conditions set forth in the Merger Agreement or pursuant to any other agreement with the Guaranteed Party, the Guarantor shall similarly be relieved of its Contribution Percentage of such obligations under this Limited Guarantee; and (ii) the Guarantor shall have all defenses to the payment of its obligations under this Limited Guarantee that would be available to Parent or Merger Sub under the Merger Agreement with respect to the Guaranteed Obligations (other than insolvency, bankruptcy or reorganization of Parent or Merger Sub), ~~as well as~~including any defenses available to Parent or Merger Sub under the Merger Agreement in respect of any fraud of the Company or its ~~Affiliates~~Subsidiaries. The Guarantor acknowledges and agrees that the terms of this Limited Guarantee shall not restrict, impair or otherwise limit the injunctive, specific performance and other equitable relief remedies available to the Guaranteed Party pursuant to Section 9.10 of the Merger Agreement (the “Guarantee Exception”). Notwithstanding anything to the contrary in this Limited Guarantee, the Guaranteed Party expressly acknowledges that the ~~Guaranteed~~Guarantee Exception is limited solely to rights of specific performance and injunctive relief against Parent pursuant and subject to Section 9.10 of the Merger Agreement and against the Guarantors under the Equity Funding Letters and does not include any other rights to specific performance or any similar remedy against Parent, the Guarantor or any of its Affiliates. Under no circumstances shall Seller, the Company or any other Person (individually or collectively) be permitted or entitled to receive both (x) a grant of specific performance or injunctive relief to cause Parent to draw down the Equity Financing, to enforce the rights of Parent under the Equity Funding Letters or to consummate the Closing and (y) any amounts in respect of the Guaranteed Obligations whatsoever in circumstances in which the Closing occurs.

The Guaranteed Party agrees that in no event shall the Guarantor be required to pay to the Guaranteed Party any amounts in connection with this Limited Guarantee or the Merger Agreement other than as expressly set forth in this Limited Guarantee. All payments under this Limited Guarantee shall be made in lawful money of the United States, in immediately available funds.

2.             Other Guarantor. Except in accordance with the immediately following sentence, no claim(s) may be brought against (and no recovery as a result of such claim(s) may be obtained from) the Guarantor under this Limited Guarantee unless such claim(s) have been concurrently brought against the Other ~~Guarantor~~Guarantors in connection with the Limited ~~Guarantee~~Guarantees, dated as of the date of this Limited Guarantee (the “Other Limited ~~Guarantee~~Guarantees”), by MIP V (FCC) AIV, L.P. ~~(~~and ASOF Holdings I, L.P. (together, the “Other ~~Guarantor~~Guarantors”) in favor of the Company. The immediately preceding sentence shall not apply to the extent that: (i) the bringing of such claim(s) against the Other ~~Guarantor~~Guarantors is prohibited or stayed by any applicable Law; or (ii) ~~the~~each Other Guarantor has satisfied in full its obligation under the Other Limited Guarantee. The Company shall not release the Other ~~Guarantor~~Guarantors from any obligations under the Other Limited ~~Guarantee~~Guarantees or amend or waive any provision of the Other Limited ~~Guarantee~~Guarantees, except to the extent the Company offers to release the Guarantor under this Limited Guarantee in the same proportion or to amend or waive the provisions of this Limited Guarantee in the same manner. Notwithstanding anything to the contrary contained in this Limited Guarantee or any other document, the obligations of the Guarantor under this Limited Guarantee and of the Other ~~Guarantor~~Guarantors under the Other Limited ~~Guarantee~~Guarantees shall be several and not joint.

3.             Terms of Limited Guarantee.

(a)           The Guaranteed Party shall not be obligated to file any claim relating to any Guaranteed Obligation in the event that Parent becomes subject to a bankruptcy, reorganization or similar proceeding, and the failure of the Guaranteed Party to so file shall not affect the Guarantor’s obligations under this Limited Guarantee. In the event that any payment to the Guaranteed Party in respect of any Guaranteed Obligation is rescinded or must otherwise be returned to the Guarantor for any reason whatsoever (other than in connection with the valid termination of the Guarantor’s obligations in accordance with Section 7 of this Limited Guarantee or in other circumstances where the Guarantor is not liable to make such payment), to the extent such amount is actually returned to the Guarantor, the Guarantor shall remain fully liable under this Limited Guarantee with respect to such Guaranteed Obligation as if such payment to the Guaranteed Party had not been made. This Limited Guarantee is one of payment of the Guarantor’s Contribution Percentage of the Guaranteed Obligations and not collection.

(b)           To the fullest extent permitted under applicable Law and except in accordance with the terms and conditions of this Limited Guarantee, the liability of the Guarantor under this Limited Guarantee shall be absolute, and shall not be released or discharged in whole or in part, or otherwise affected, irrespective of:

(i)            any release or discharge of any obligation of Parent or Merger Sub contained in the Merger Agreement resulting solely from any change in the corporate existence, structure or ownership of Parent or Merger Sub, or any insolvency, bankruptcy, reorganization or other similar proceeding affecting Parent, Merger Sub or any of their assets;

(ii)           subject in all cases to the Cap, any rescission, waiver, compromise, consolidation or other amendment or modification of any of the terms or provisions of the Merger Agreement or any other agreement evidencing, securing, or otherwise executed in connection with, any of the Guaranteed Obligations, or any change or extension of the time, place or manner of payment or performance of, or renewal of, any Guaranteed Obligation, any escrow arrangement or other security for any Guaranteed Obligation, or any amendment or waiver of or any consent to any departure from the terms of the Merger Agreement or the documents entered into in connection with the Merger Agreement;

(iii)          the addition, substitution or release of any other Person interested in the transactions contemplated by the Merger Agreement;

(iv)          any lack of validity or enforceability of the Merger Agreement or any other agreement or instrument relating to the Merger Agreement resulting from a breach of any representation, warranty or covenant in the Merger Agreement by any of Parent and/or Merger Sub;

(v)           the existence of any claim, set-off or other right that the Guarantor may have at any time against Parent, Merger Sub or the Guaranteed Party, whether in connection with any Guaranteed Obligation or otherwise; or

(vi)          the adequacy of any other means the Guaranteed Party may have of obtaining repayment of any of the Guaranteed Obligations.

(c)           Notwithstanding anything in this Limited Guarantee to the contrary, the Guarantor does not waive, and the Guarantor expressly reserves, any claim that Parent or Merger Sub would have that the Guaranteed Obligations are released, discharged, or otherwise affected as a result of fraud or material breach of the Merger Agreement by the Guaranteed Party.

(d)           Other than defenses to the payment of the Guaranteed Obligations that are available to the Parent under the Merger Agreement and subject to Section 1 of this Limited

(b) seeking specific performance against a Guarantor (or its successors or permitted assignees of its obligations under this Limited Guarantee) under, and pursuant to the terms of, an Equity Funding Letter; (c) against Parent or Merger Sub (or its successors or permitted assignees) pursuant to the Merger Agreement; and/or (d) against the Guarantors (or its successors or permitted assignees) under the Guarantees in accordance with the express terms and conditions thereunder (clauses (a) through (d), collectively, the “Reserved Claims”). Nothing set forth in this Limited Guarantee shall confer or give or shall be construed to confer or give to any Person other than the Guaranteed Party (including any Person acting in a representative capacity) any rights or remedies against any Person, other than the rights of the Guaranteed Party against the Guarantor as expressly set forth in this Limited Guarantee.

6.             Subrogation. The Guarantor unconditionally and irrevocably agrees not to exercise any rights that it may now have or after the date of this Limited Guarantee acquire against Parent or any other Person interested in the transactions contemplated by the Merger Agreement, whether or not such claim arises by contract or operation of law (including, without limitation, any such right arising under bankruptcy or insolvency laws) or otherwise prior to the termination of this Limited Guarantee. The rights referred to in the immediately preceding sentence include, without limitation, any right of subrogation, reimbursement, exoneration, contribution, and any right to participate in any claim or remedy of the Guaranteed Party against Parent or such other Person, by reason of the existence, payment, performance, or enforcement of the Guaranteed Obligations under or in respect of this Limited Guarantee, including without limitation, the right to take or receive from Parent or such other Person, directly or indirectly, in case of other property by setoff or in any other manner, payment or security on account of such claim, remedy of right prior to the termination of this Limited Guarantee.

7.             Termination. This Limited Guarantee shall terminate upon the earliest of: (a) the Closing; (b) the valid termination of the Merger Agreement in accordance with its terms in circumstances in which Parent would not be obligated to make any payments of any Guaranteed Obligations; (c) the date the Guaranteed Obligations payable under this Limited Guarantee have been paid in full; (d) the receipt by the Guaranteed Party of payment(s) by or on behalf of Guarantor in an aggregate amount equal to $~~5,459,740~~5,262,076; and (e) the date that is three (3) months after the date of the valid termination of the Merger Agreement in accordance with its terms. Notwithstanding clause (e) of the immediately preceding sentence, this Limited Guarantee will not terminate on the third month if, prior to such three-month anniversary, the Guaranteed Party shall have provided a notice to a Guarantor claiming in good faith amounts payable by such Guarantor under this Limited Guarantee. The provisions of Section 7 and Section 13 of this Limited Guarantee shall survive the termination of this Limited Guarantee indefinitely. In the event that the Guaranteed Party (or any of its respective successors or assigns) or its Affiliates asserts in an Action: (i) that the provisions of Section 1 of this Limited Guarantee limiting the Guarantor’s aggregate monetary liability to the Cap, or that any other provisions of this Limited Guarantee are illegal, invalid or unenforceable in whole or in part; or (ii) any theory of liability against Parent or the Guarantor or the Guarantor/Parent Affiliates with respect to this Limited Guarantee, the Equity Funding Letters, the Merger Agreement, any other agreement or instrument delivered in connection with the foregoing, or the transactions contemplated by this Limited Guarantee, the Equity Funding Letters or the Merger Agreement, other than a Reserved Claim, then, in each such case: (x) the obligations of the Guarantor under this Limited Guarantee shall terminate ab initio and shall be null and void; (y) if the Guarantor has previously made any payments under this Limited Guarantee, it shall be entitled to recover such payments from the